Exhibit 99.3

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)	Number of shares to which this proxy form relates (Note 1)
Proxy Form for Use by Shareholders at the 2016 Annual General Meeting

I/We (Note 2)

of

being the shareholder of Guangshen Railway Company Limited (the “Company”) hereby appoint THE CHAIRMAN OF THE MEETING/                                                                                                                                                                                 (Note 3)

of

as my/our proxy to attend and vote on my/our behalf at the 2016 annual general meeting of the Company (or any adjournment thereof ) (the “AGM”) to be held at 9:30 a.m. on Thursday, 15 June 2017, at the Meeting Room of the Company at 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the People’s Republic of China, in respect of the resolution set out in the notice convening the AGM as hereunder indicated and if no indication is given, as my/our proxy think fit or abstain at his/her own discretion.

	RESOLUTION	FOR (Note 4)	AGAINST (Note 4)	ABSTAIN FROM VOTING (Note 4)
THAT the following ordinary resolutions are reviewed and approved
1.	To review and approve the work report of the board of directors of the Company for 2016
2.	To review and approve the work report of the supervisory committee of the Company for 2016
3.	To review and approve the audited financial statements of the Company for 2016
4.	To review and approve the profits distribution proposal of the Company for 2016
5.	To review and approve the financial budget of the Company for 2017
6.	To review and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP and PricewaterhouseCoopers as the auditors to the Company for 2017 and to authorize the board of directors of the Company and the audit committee to determine their remunerations
7.	To review and approve the resolutions in relation to the re-election of the executive directors and non-executive directors of the eighth session of the board of directors of the Company by adopting the cumulative voting system:
7.1	To re-elect Mr. Wu Yong as the executive director
7.2	To re-elect Mr. Hu Lingling as the executive director
7.3	To re-elect Mr. Luo Qing as the executive director
7.4	To re-elect Mr. Sun Jing as the non-executive director
7.5	To re-elect Mr. Yu Zhiming as the non-executive director
7.6	To re-elect Mr. Chen Jianping as the non-executive director
8.	To review and approve the resolutions in relation to the re-election of the independent non-executive directors of the eighth session of the board of directors of the Company by adopting the cumulative voting system:
8.1	To re-elect Mr. Chen Song as the independent non-executive director
8.2	To re-elect Mr. Jia Jianmin as the independent non-executive director
8.3	To re-elect Mr. Wang Yunting as the independent non-executive director
9.	To review and approve the resolutions in relation to the re-election of the shareholder representative supervisors of the eighth session of the supervisory committee of the Company by adopting the cumulative voting system:
9.1	To re-elect Mr. Liu Mengshu as the shareholder representative supervisor
9.2	To re-elect Mr. Chen Shaohong as the shareholder representative supervisor
9.3	To re-elect Mr. Shen Jiancong as the shareholder representative supervisor
9.4	To re-elect Mr. Li Zhiming as the shareholder representative supervisor
10.	To review and approve the remunerations and allowances of directors of the eighth session of the board of directors of the Company and the shareholder representative supervisors of the eighth session of the supervisory committee of the Company
THAT the following special resolution is reviewed and approved
11.	To review and approve the proposed amendments to the articles of association of Guangshen Railway Company Limited

Date: 2017	Signature of shareholder (Note 5):

Notes:

1.	Please fill in the number of shares in the Company registered in your name to which this proxy form relates. Failure to fill in the number of shares will result in this proxy for m being deemed to relate to all shares in the Company registered in your name.
2.	Full name(s) and address(es) must be inserted in BLOCK LETTERS.
3.	If any proxy other than the chairman is preferred, strike out “THE CHAIRMAN OF THE MEETING/” and insert the name and address of the proxy you intend to appoint in the space provided. A shareholder is entitled to appoint one or more proxies to attend and vote at the AGM or any adjournment thereof (as the case may be). The proxy or proxies need not be a member of the Company. Any alter nation made to this proxy for m must be signed by the person who signs it.
4.	IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PUT A “✓” I N THE BOX MARKED “FOR”. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PUT A “✓” I N THE BOX MARKED “AGAINST”. IF YOU WISH TO ABSTAIN FROM VOTING ON ANY RESOLUTION, PUT A “✓” I N THE BOX MARKED “ABSTAIN FROM VOTING”. Failure to complete the boxes will entitle your proxy to cast your vote(s) at his/her discretion. The shares abstained will be counted in the calculation of the required majority. A person entitled to more than one vote shall not be required to use all his/her votes or cast all the votes he/she uses in the same way. In the event that all such votes are not cast in the same way, please state the relevant number of shares in the appropriate box(es).
5.	This proxy form must be signed by you or your attorney duly authorized in writing (in which case the written authority appointing such attorney has to be notarially certified) or, if the appointer is corporation, this proxy form must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or other authority must be notarially certified. To be valid, this proxy form, together with any notarially certified copy of the power of attorney or any other authority under which the proxy form (if any) is signed must be lodged at the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).
6.	Completion and return of the proxy form will not preclude you from at tending and voting in person at the AGM or at any adjourned meeting should you so wish.
7.	Cumulative voting system will be used in respect of sub-resolutions No. 7.1 to No. 7.6 of resolution No. 7, sub-resolutions No. 8.1 to No. 8.3 of resolution No. 8 and sub-resolutions No. 9.1 to No. 9.4 of resolution No. 9 whereas other resolutions will be voted by normal voting.

In cumulative voting system, for every share held by a shareholder who participates in the voting, the shareholder will have the same number of voting rights which equals the number of directors or supervisors to be elected. Such shareholder may cast all his votes on one single candidate or different candidates separately. Cumulative voting system will be used in carrying out the voting and the counting of voting results in respect of sub-resolutions No. 7.1 to No. 7.6 of resolution No. 7, sub-resolutions No. 8.1 to No. 8.3 of resolution No. 8 and sub-resolutions No. 9.1 to No. 9.4 of resolution No. 9.

Set out below is an example illustrating the voting method using cumulative voting system in respect of sub-resolutions No. 7.1 to No. 7.6 of resolution No. 7. Please fill in your intention of voting in accordance with the following instructions:

(i)	In relation to the resolution No. 7, for every share held by you, you will have the same number of voting rights which equals the number of directors to be elected.

For example, if you are holding 1 million shares and 6 directors are to be elected at the AGM, the aggregate number of votes which you will have will be 6 million (i.e. 1 million shares x 6 = 6 million voting shares) for resolution No. 7.

(ii)	You may cast on every candidate such votes which represent the same number of shares held by you; cast all your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on one candidate; or cast your votes which represent the total number of shares held by you multiplied by the total number of directors to be elected on certain candidates. If you wish to cast equal number of votes to each candidate for director, please insert a “3” in the boxes marked “For” or “Against” as appropriate. Otherwise, please specify the number of votes cast for each of the 6 candidates for director in the boxes marked “For”, “Against” or “Abstin from Voting”. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 7 is 6 million. You may choose to cast the 6 million votes equally amongst the 6 candidates (For or Against); or to cast all your 6 million votes on one candidate (For or Against); or cast 4.5 million votes to candidate A for director (For or Against), 0.5 million votes to candidate B for director (For or Against), 1 million votes to candidate C for director (For or Against), etc.
(iii)	When the total votes, represented by the shares held by you multiplied by the number of directors to be elected, are used up after voting for a candidate, you will have no votes remaining to be cast on other candidates. i.e., the total number of both of your “For” and “Against” votes cast for 6 candidates for directors shall not exceed the aggregate number of votes to which you are entitled.
(iv)	Please note that when the total votes cast by you on one candidate or some of the candidates for director exceeds the total votes to which you are entitled, all the votes cast will become invalid and be regarded as abstain votes; when the total votes cast by you on one candidate or some of the candidates for director are less than the total votes to which you are entitled, the votes are valid and the remaining votes will be regarded as abstain votes. For example, if you are holding 1 million shares, the number of your votes regarding the resolution No. 7 is 6 million: (a) if you fill in the “For” (or “Against”) of cumulative voting under a particular candidate for director with “6 million shares”, you have used up all the votes to which you are entitled, which results in you having no votes for the other candidate for director. Should you fill in the blanks under the resolution No. 7 with any number of shares (other than 0), all your votes on resolution No. 7 will be invalid; or (b) if you fill in the “For” (or “Against”) of cumulative voting under candidate A for director with “3 million shares” and “Against” (or “For”) of cumulative voting under candidate B for director with “1.5 million shares”, the 4.5 million of votes cast by you are valid and the remaining 1.5 million of votes will be regarded as abstain votes.
(v)	Where the “For” votes cast for a particular candidate for directors are more than half of the total number of shares held by all shareholders attending (before cumulation) and where the “For” votes exceed the “Against” votes, the candidate in question will be considered to have won the votes. Where the elected directors at the general meeting are less than the number of directors required to be elected, new rounds of voting are required to be held for election of the remaining directors until the number of directors to be elected are fulfilled.
(vi)	When a new round of director election is held pursuant to (v) above, the calculation of cumulation should be based on the number of directors to be elected during the round of election in question.